FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

02042674

SUPPL

02 JUL 17 AM 12:27

July 9, 2002

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

PROCESSED
JUL 23 2002
THOMSON FINANCIAL P

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

dlw 7/17

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

July 9, 2002

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it has reached an agreement in principal to raise a total of $200,000 by way of an arms' length private placement. The proposed placement would consist of the purchase of 2,000,000 flow-through common shares of the Company at a price of $0.10 per share, with warrants attached to purchase an additional 2,000,000 flow-through common shares at $0.125 per share if exercised within a two year period. The issuance of warrants is subject to shareholder approval.

The proceeds from the placement will be used to further exploration programs on the Company's gold properties located in New Brunswick and nickel properties located in Quebec's North Shore.

The proposed private placement is subject to acceptance by the Toronto Venture Exchange.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.